ITAÚ UNIBANCO HOLDING S.A.

CNPJ.60.872.504/0001-23A Publicly Listed Company NIRE 35300010230

Announcement to the Market

Itaú Unibanco Holding S.A. (“Itaú”) wishes to advise its shareholders, and the market in general,

that it has entered into an agreement with Zup I.T. Serviços em Tecnologia e Inovação Ltda.

(“Zup”) for the purchase of a 100% of the capital stock of Zup.

This acquisition will enable the accelerated development of digital transformation projects and the offer of new functionalities and digital products to the customers of Itaú.

Founded in 2011 in Uberlândia (MG), Zup is a consultancy company offering technology solutions that meet each customer’s needs. With more than 900 employees, it has systems that facilitate the integration of new digital developments using legacy corporate systems.

The purchase will take place in three phases over the next four years. On the first phase, Zup’s control will be taken through the acquisition of 51.0% of its total and voting capital1 for an approximate amount of R$ 293 million. In the third year, after the conclusion of the transaction, a further 19.6% equity interest1 will be acquired and, in the fourth year, the remaining interest of the shareholders will be acquired in order to reach 100% of the total and voting capital of Zup. The base value attributed to the 100% of the capital stock of Zup is R$ 575 million, and the future installments may be adjusted on account of certain performance metrics being attained.

It should be pointed out that Zup will manage and run its business in a totally separate and autonomous manner from Itaú, preserving the same principles and values currently prevailing at

Zup, which will continue to provide its customers, from across a wide range variety of sectors,

with a diversified range of its own products and services, competing freely and unrestricted by commercial and operational barriers.

Conclusion of this transaction is subject to approval by the Brazilian Antitrust Authority (CADE)

and the Central Bank.

This agreement is not expected to affect the results of Itaú for this business year.

Finally, since this acquisition will be carried out by a closely-held company of Itaú Unibanco

Conglomerate and not directly by Itaú, the procedures described in article 256 of Law 6,404/76 will not apply.

São Paulo (SP), October 31, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

1 In view of the existence of stock option plans held by Zup executives, the percentages acquired by Itaú will always be calculated on a fully diluted basis.